EXHIBIT (M)(1)

             GENERAL GOVERNMENT SECURITIES MONEY MARKET FUNDS, INC.

                                  SERVICE PLAN

                                 (CLASS A ONLY)


          INTRODUCTION: It has been proposed that the above- captioned investment company (the "Fund") adopt a Service Plan (the "Plan") in accordance with Rule 12b-1, promulgated under the Investment Company Act of 1940, as amended (the "Act"), with respect to (a) each series of the Fund or class of Fund shares set forth on Exhibit A hereto, as such Exhibit may be revised from time to time (each, a "Class"), or (b) if no series or classes are set forth on such Exhibit, the Fund. Under the Plan, (a) the Fund would pay for the costs and expenses of preparing, printing and distributing its prospectuses and statements of additional information, (b) the Fund's distributor (the "Distributor") would pay for distributing the Fund's shares and servicing shareholder accounts ("Servicing") (the payments in this clause (b) being referred to as the "Distributor Payments") and (c) The Dreyfus Corporation, Dreyfus Service Corporation and any affiliate of either of them (collectively, "Dreyfus") would pay for Servicing (the payments in this clause (c) being referred to as "Dreyfus Payments"). Under this proposal, the Distributor in respect of Distributor Payments, and Dreyfus in respect of Dreyfus Payments, would be reimbursed by the Fund to the extent described below. If this proposal is to be implemented, the Act and said Rule 12b-1 require that a written plan describing all material aspects of the proposed financing be adopted by the Fund.

          The Fund's Board, in considering whether the Fund should implement a written plan, has requested and evaluated such information as it deemed necessary to an informed determination as to whether a written plan should be implemented and has considered such pertinent factors as it deemed necessary to form the basis for a decision to use assets of the Fund attributable to each Class for such purposes.

          In voting to approve the implementation of such a plan, the Board members have concluded, in the exercise of their reasonable business judgment and in light of their respective fiduciary duties, that there is a reasonable likelihood that the plan set forth below will benefit the Fund and shareholders of each Class.

          THE PLAN: The material aspects of this Plan are as follows:

          1. The Fund shall pay all costs of preparing and printing prospectuses and statements of additional information for regulatory purposes and for distribution to existing shareholders. The Fund also shall pay an amount of the costs and expenses in connection with (a) preparing, printing and distributing the Fund's prospectuses and statements of additional information used for other purposes and (b) implementing and operating this Plan, such aggregate amount not to exceed in any fiscal year of the Fund the greater of $100,000 or .005 of 1% of the average daily value of the Fund's net assets attributable to each Class for such fiscal year.

          2. (a) The aggregate annual reimbursement the Fund may pay under this Plan for Distributor Payments and Dreyfus Payments is .20 of 1% of the value of the Fund's average daily net assets attributable to each Class for such year.

          (b) The Fund shall reimburse the Distributor in respect of Distributor Payments an amount not to exceed an annual rate of .20 of 1% of the value of the Fund's average daily net assets attributable to each Class held in the accounts of Fund shareholders properly coded on the Fund's records as an account of the Distributor ("Distributor Assets").

          (c) The Fund shall reimburse Dreyfus in respect of Dreyfus Payments an amount not to exceed an annual rate of .20 of 1% of the value of the Fund's average daily net assets attributable to each Class that are not Distributor Assets.

          (d) Each of the Distributor and Dreyfus may pay one or more securities dealers, financial institutions (which may include banks) or other industry professionals, such as investment advisers, accountants and estate planning firms (severally, a "Service Agent"), a fee in respect of the Fund's shares owned by investors with whom the Service Agent has a Servicing relationship or for whom the Service Agent is the dealer or holder of record. The aggregate amount of Distributor Payments and Dreyfus Payments reimbursable by the Fund in respect of each Service Agent shall not exceed .20 of 1% of the average daily net asset value attributable to each Class of the Fund's shares owned by clients of such Service Agent during the period payments for Servicing are being made to it. The schedule of such fees and the basis upon which such fees will be paid shall be determined from time to time by the Fund's Board. If a Fund shareholder ceases to be a client of a Service Agent, but continues to hold Fund shares, Dreyfus will be permitted to act as a Service Agent in respect of such Fund shareholder and receive payments hereunder from the Distributor for Servicing. Payments to a Service Agent are subject to compliance by the Service Agent with the terms of any related Plan agreement between the Service Agent and the Distributor or Dreyfus, as the case may be.

          3. For the purposes of determining the fees payable under this Plan, the value of the Fund's net assets attributable to each Class shall be computed in the manner specified in the Fund's charter documents for the computation of the value of the Fund's net assets.

          4. The Fund's Board shall be provided, at least quarterly, with a written report of all amounts expended pursuant to this Plan. The report shall state the purpose for which the amounts were expended.

          5. As to each Class, this Plan will become effective upon approval by a majority of the Board members, including a majority of the Board members who are not "interested persons" (as defined in the Act) of the Fund and have no direct or indirect financial interest in the operation of this Plan or in any agreements entered into in connection with this Plan, pursuant to a vote cast in person at a meeting called for the purpose of voting on the approval of this Plan.

          6. As to each Class, this Plan shall continue for a period of one year, unless earlier terminated in accordance with its terms, and thereafter shall continue automatically for successive annual periods, provided such continuance is approved at least annually in the manner provided in paragraph 5(b) hereof.

          7. As to each Class, this Plan may be amended at any time by the Fund's Board, provided that (a) any amendment to increase materially the costs which the Fund may bear pursuant to this Plan shall be effective only upon approval by a vote of the holders of a majority of the outstanding shares of such Class, and (b) any material amendments of the terms of this Plan shall become effective only upon approval as provided in paragraph 5 hereof.

          8. As to each Class, this Plan is terminable without penalty at any time by (a) vote of a majority of the Board members who are not "interested persons" (as defined in the Act) of the Fund and have no direct or indirect financial interest in the operation of this Plan or in any agreements entered into in connection with this Plan, or (b) vote of the holders of a majority of the outstanding shares of such Class.

Dated:  May 26, 1994
Revised:  September 15, 1999

                                    EXHIBIT A

NAME OF SERIES AND CLASS
------------------------
General Government Securities Money Market Fund
         Class A

General Treasury Prime Money Market Fund
         Class A